Mail Stop 4561

June 27, 2007

Mr. Mark A. Stevens
President and Chief Executive Officer
Atlantic Southern Financial Group, Inc.
4077 Forsyth Road
Macon, GA 31210

   Re: **Atlantic Southern Financial Group, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2006
     File No. 000-51112

Dear Mr. Stevens:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       John P. Nolan
       Accounting Branch Chief